UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to ______________

Commission file number 333-86936

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN
ONE MERCEDES DRIVE
MONTVALE, NJ 07645

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DAIMLER AG
EPPLESTRASSE 225
70567 STUTTGART
GERMANY

REQUIRED INFORMATION

Mercedes-Benz USA, LLC Employee Retirement Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedule and exhibits are filed as a part of this Annual Report on Form 11-K.

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Mercedes-Benz USA, LLC Employee Retirement Savings Plan Committee, which is the Plan Administrator of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mercedes-Benz USA, LLC
Employee Retirement Savings Plan

/s/ Frank Berenz

Date: June 24, 2009

Frank Berenz,
Secretary and
Member of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan Committee

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
Mercedes-Benz USA, LLC Employee Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Mercedes-Benz USA, LLC Employee Retirement Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Mercedes-Benz USA, LLC Employee Retirement Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for plan benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at December 31, 2008) is presented only for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

WithumSmith+Brown, PC

June 24, 2009

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2008 AND 2007

ASSETS	2008	2007
Investments at fair value:		
Russell Investment Group Commingled Employee Benefit Funds:		
Money Market Fund	$ 39,175,971	$ 18,543,915
Equity I Fund	37,434,121	71,465,020
Global Balanced Fund	30,686,641	50,794,377
Fixed Income I Fund	19,470,496	20,920,382
International Fund	9,913,978	18,847,072
Russell 1000 Index Fund	7,095,995	9,255,842
Small Cap Fund	6,206,075	9,627,038
Growth Fund	6,070,358	10,375,997
Value Fund	4,990,846	8,081,723
2010 Strategy	87,541	-
2015 Strategy	492,377	-
2020 Strategy	486,548	-
2025 Strategy	348,636	-
2030 Strategy	102,564	-
2035 Strategy	101,175	-
2040 Strategy	88,844	-
2045 Strategy	95,320	-
2050 Strategy	53,036	-
Retirement Fund	6,159	-
Daimler AG Stock Fund	2,229,159	4,140,793
Participants' loans receivable	3,548,125	2,928,332
Total investments	168,683,965	224,980,491

See Accompanying Notes to Financial Statements.

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (continued)
DECEMBER 31, 2008 AND 2007

ASSETS (continued)	2008	2007
Receivables:		
Contributions:		
Employee	$ 761,630	$ 656,049
Employer	377,450	405,889
Receivable from MBUSA, LLC	51,240	44,038
Investment income	32,486	77,443
Securities sold	808,138	-
Total receivables	2,030,944	1,183,419
Total assets	169,906,771	226,163,910
LIABILITIES		
Payable for securities purchased	1,926,462	1,092,278
Accrued expenses	1,597	1,715
Total liabilities	1,928,059	1,093,993
Net assets available for plan benefits	$168,786,850	$225,069,917

See Accompanying Notes to Financial Statements.

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2008

Investment income:	
Net depreciation in fair value of investments	($ 72,343,194)
Interest	719,351
Interest on participant loans	238,113
Dividends	109,154
Total investment loss	(71,276,576)
Contributions:	
Employee	16,922,523
Employer	10,271,064
Rollover	2,274,029
Total	29,467,616
Total net reduction	(41,808,960)
Distributions to participants	(14,469,653)
Administrative expenses	(4,454)
Total deductions	(14,474,107)
Net decrease for the year	(56,283,067)
Net assets available for plan benefits, beginning of year	225,069,917
Net assets available for plan benefits, end of year	$168,786,850

See Accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the plan:

The following brief description of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan (the Plan) is provided for purposes of general information only. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a participant-directed defined contribution plan covering all nonunion employees, as defined, of Mercedes-Benz USA, LLC and its subsidiary and affiliated companies (collectively, the Company), which elect to participate in the Plan. Effective October 1, 2008, employees are automatically enrolled in the Plan as of their date of hire. Mercedes-Benz USA, LLC is a wholly-owned subsidiary of Daimler North America Holding Corporation and, ultimately, a wholly-owned subsidiary of Daimler AG.

Participants may contribute up to a total of 10% (pre-tax and after-tax contributions) of their gross earnings, as defined, not in excess of $225,000 of gross earnings. Before-tax contributions for non-highly compensated employees can be up to 50% of gross earnings on a pre-tax basis. Before-tax contributions for highly compensated employees can contribute up to 8% of gross salary on a pre-tax basis. Any contributions above 8% must be made in after-tax dollars. Such contributions are limited to the maximum amount permitted for Federal income tax purposes. The participants are always 100% vested with respect to their own contributions.

Participating employees age 50 and above may elect to make "Catch Up" pre-tax contributions to the Plan above the Plan's 8% pre-tax maximum. The maximum additional Catch Up contribution during the 2008 and 2007 Plan years was $5,000. Catch Up contributions are not matched by the Company.

The Company matches 75% of participants' contributions up to a maximum of 8% of gross earnings. The Company contributions, which begin after one year of service, together with the earnings or losses on these contributions, will be available to the participants at withdrawal time only to the extent they are vested. All Company contributions will become fully vested in the event of a participant's death, early retirement at age 55, total and permanent disability, or the attainment of age 65 (normal retirement date). Otherwise, Company contributions for each year will vest at the rate of 20% per year of service for the first five years of service. After a participant has attained five years of service, all current and future contributions are immediately vested. Forfeiture of non-vested participants' Company contributions reduces the Company contribution in the year of forfeiture. Forfeitures were $68,484 and $115,851 for 2008 and 2007, respectively.

Participants may transfer funds ("Rollover") from another qualified plan into the Plan. Other qualified plans would include a 401(k) with a prior employer or a Rollover IRA.

Note 1 - General description of the plan (continued):

Once reaching the age of 59-1/2, a participant can withdraw all before-tax contributions including earnings for any reason. A partial or total withdrawal (including vested Company contributions) of a participant's after-tax contributions may be made on any valuation date or as soon as administratively feasible thereafter. If participants choose to make a total withdrawal, their participation in the Plan is suspended for two years. In addition, participants may withdraw before-tax contributions in the event of a financial hardship in the amount equal to their immediate financial need. Hardship withdrawals will be processed as soon as administratively feasible following approval by the Savings Plan Committee and, in most cases, the withdrawal will be subject to Federal income taxes.

Employees may elect to have their contributions and the applicable matching Company contributions invested in the following Russell Investment Group Funds: Equity I Fund, Fixed Income I Fund, Global Balanced Fund, Growth Fund, International Fund, Money Market Fund, Russell 1000 Index Fund, Retirement Fund, Small Cap Fund, various Strategy Funds, Value Fund, and the Daimler AG Stock Fund (collectively, the Trust Fund), or a combination of the twelve funds. Income of each fund is reinvested in that fund.

The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to continue or amend the Plan, revise the rate of Company contributions or terminate the Plan at any time. If terminated, the assets of the Plan will be distributed to the participants and beneficiaries in the order and manner prescribed in ERISA. The Trust Fund is administered by an independent trustee, Russell Investment Group (Trustee), under an agreement with the Company.

The Plan is administered by the Savings Plan Committee appointed by the Company's Board of Directors.

Note 2 - Summary of significant accounting policies:

Basis of accounting:

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition:

Investments in securities and commingled employee benefit funds are valued at the fair market value on the last business day of the year based on quoted market rates from national stock exchanges. Participant loans receivable are valued at cost, which approximates fair value. With respect to pooled funds, the Plan shares in the gains or losses according to the percentage of the Plan's assets to the total assets of the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Note 2 - Summary of significant accounting policies (continued):

Loans:

Participants may borrow from their individual participant accounts up to a maximum of the lesser of $50,000 or 50% of the market value of their vested balance. The minimum amount that may be borrowed is $2,000 and the loan amount must be in $100 increments. The interest rate used in calculating repayments is the prime rate plus one percentage point at the time of the loan and rates range from 4.25% to 10.5% as of December 31, 2008. The interest rate is fixed at the time of loan origination and remains unchanged for the life of the loan. The interest paid by the participant is credited to the participant's retirement savings account. The loans have maturities of one to five years or up to fifteen years for the purchase of a principal residence. Loan repayments for principal and interest are made ratably as individual payroll deductions during each regularly scheduled pay period. Loan transactions are treated as a transfer to (from) the respective fund from (to) the participants' loans receivable fund. The loans are secured by the balance in the participant's account.

Distributions:

Distributions to Plan participants are recorded when paid. The benefit distribution to which a participant is entitled is that benefit which can be provided from the participant's vested account balance.

Expenses of the plan:

Trust expenses incurred in the administration of the Plan are generally charged to and paid by the participants. All other administrative expenses of the Plan are paid for by the Company.

Concentration of risks and uncertainties:

The assets of the Plan are primarily financial instruments which are monetary in nature and concentrated in investment securities. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the Consumer Price Index. Investments in funds are subject to risk conditions of the individual investment or fund objectives, stock market fluctuations, interest rates, economic conditions and world affairs. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the December 31, 2008 financial statements.

Financial instruments:

The fair values of the receivable for investment income and securities sold, and the payable for securities purchased approximated the carrying values at December 31, 2008 and 2007 due to the short maturities of the instruments. The carrying values of the participants' loans receivables approximate fair values. All other Plan investments are recorded at fair value.

Note 2 - Summary of significant accounting policies (continued):

Fair Value Measurements
The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.

At the discretion of the Trustee, certain securities are valued on the basis of market valuations provided by independent pricing services when such prices are available and believed to be reliable. Values provided by the pricing services, as well as values determined by the Trustee, are generally determined as follows:

- US listed equities; equity and fixed income options: Last sale price; last bid price if no last sale price;
- US over-the-counter equities: Official closing price; last bid price if no closing price;
- Foreign equities: Official closing price, where available, or last sale price; last bid price if no official closing price;
- Listed ADRs/GDRs: Last sale price; last bid price if no last sale price;
- Municipal bonds, US bonds, Eurobonds/foreign bonds: Evaluated bid price; broker quote if no evaluated bid price;
- Futures: Settlement price.
- Bank loans and forwards: mean between bid and asking price.
- Mutual Funds: Investments in other mutual funds are valued at their net asset value per share, calculated at 4 p.m. Eastern time or as of the close of the New York Stock Exchange, whichever is earlier.
- Swap Agreements: The value of swap agreements is equal to the funds' obligation (or rights) under swap contracts which will generally be equal to the net amounts to be paid or received under the contracts based upon the relative values of the positions held by each party to the contracts.
- Investments in other funds (except mutual funds as stated above) are fair valued generally at an amount equal to the net asset value of the funds' investment in other funds as determined by the underlying funds' general partner or manager. If no such information is available or, if such information is deemed to be inappropriate, a fair value is determined in good faith by the Trustee. Generally the net asset values of the investments in other funds are determined whereby the funds record the investment at its acquisition cost and the value is adjusted to reflect the funds' share of the income or loss and additional contributions to or withdrawals from the other funds. The resulting values are represented by the changes in net asset values in the underlying funds.

The Money Market Fund is valued at amortized cost which approximates market, as investments are debt obligation securities held in other funds that mature within 60 days of the time of purchase.

Note 2 - Summary of significant accounting policies (continued):

If market quotations are not readily available for a security or if subsequent events suggest that a market quotation is not reliable, the funds will use the security's fair value, using consistently applied procedures established by and under the general supervision of the Trustee. The Trustee may involve subjective judgments as to the fair value of securities. The effect of fair value pricing is that securities may not be priced on the basis of quotations from the primary market in which they are traded, but rather may be priced by another method that the Trustee believes reflects fair value. The use of fair value pricing by a Fund may cause the net asset value of fund units to differ significantly from the net asset value that would be calculated using current market values. Fair value pricing could also cause discrepancies between the daily movement of the value of fund units and the daily movement of the benchmark index if the index is valued using another pricing method.

This policy is intended to assure that the funds' net asset values fairly reflect security values as of the time of pricing. Events or circumstances affecting the values of fund securities that occur between the closing of the principal markets on which they trade and the time the net asset value of fund units is determined may be reflected in the calculation of net asset values for each applicable Fund when the Funds deem that the particular event or circumstance would materially affect such Funds' net asset value. Funds that invest primarily in frequently traded exchange listed securities will use fair value pricing in limited circumstances since reliable market quotations will often be readily available. Funds that invest in foreign securities are likely to use fair value pricing more often since significant events may occur between the close of foreign markets and the time of pricing which would trigger fair value pricing of the foreign securities. With respect to certain foreign securities, the funds may fair value securities using modeling tools provided by third-party vendors. The funds have retained a statistical research service to assist in determining the fair value of foreign securities. This service utilizes statistics and programs based on historical performance of markets and other economic data to assist in making fair value estimates. Funds that invest in low rated debt securities are also likely to use fair value pricing more often since the markets in which such securities are traded are generally thinner, more limited and less active than those for higher rated securities. Examples of events that could trigger fair value pricing of one or more securities are: a material market movement (defined by the Trustee as the movement by any two of four major US Indexes greater than a certain percentage); a company event such as a material business development, dividend declaration, stock split or rights offering; a material disaster; or an armed conflict.

Because foreign securities can trade on non-business days, the net asset value of a Fund's portfolio that includes foreign securities may change on days when unitholders will not be able to purchase or redeem Fund units.

Note 2 - Summary of significant accounting policies (continued):

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The Plan adopted FAS 157 effective January 1, 2008. The adoption of FAS 157 did not have material impact on the financial statements of the Plan other than presenting the requisite footnote disclosures. The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The carrying values of the participants' loans receivables approximate the fair values of such investments, as the contractual terms of the loan cannot be transferred or assigned to another party. Given the insignificance of the participants' loans receivable relative to the Plan's financial statements, the related fair value disclosures presented below exclude the participants' loans.

FAS 157 Fair Value Summary

Market Value	Level One	Level Two	Level Three	Totals
Equities	$ 2,229,159	$ 123,730,710	$ -	$ 125,959,869
Fixed Income	-	39,175,971	-	39,175,971
Total Investment In Securities-Assets	$ 2,229,159	$ 162,906,681	$ -	$ 165,135,840

Note 2 - Summary of significant accounting policies (continued):
Effects of New Accounting Pronouncements:

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Liabilities – including an amendment of FASB Statement No. 115 (FAS 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates and is expected to expand the use of fair value measurement. Effective January 1, 2008, the Plan adopted Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159). FAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for specified financial assets and liabilities on a contract-by-contract basis. The Plan did not elect to adopt the fair value option under this statement.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable users of the financial statements to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for the Plan's year ending December 31, 2009. The Plan is currently evaluating the statement's impact on the Plan's financial statement disclosures.

In April 2009, the FASB issued FASB Staff Position No. 157-4, Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 provides additional guidance for estimating fair value in accordance with FAS 157 when the volume and level of activity for the asset or liability have significantly decreased as well as guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 is effective for the Plan year ending December 31, 2009. The Plan is currently evaluating the impact of the standard's impact on the Plan's financial statement disclosures.

The Plan is not aware of any other new accounting standards that were required to be adopted in 2008, or yet to be adopted, that would impact the Plan's 2008 or prospective financial statements.

Note 3 - Tax status of the plan:

The Plan has received a favorable determination letter from the Internal Revenue Service dated August 26, 2003, which stated the Plan and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC) and are tax exempt. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Note 4 - Investments:

The following table presents all investments that represented 5% or more of the Plan's net assets at respective year ends:

	December 31,	
	2008	2007
Russell Investment Group Commingled Employee Benefit Funds:		
Equity I Fund	**$37,434,121**	$71,465,020
Global Balanced Fund	**30,686,641**	50,794,377
Fixed Income I Fund	**19,470,496**	20,920,382
Money Market Fund	**39,175,971**	18,543,915
International Fund	**9,913,978**	18,847,072

During 2008, the Plan recognized interest and dividend income of $1,066,618, which includes interest on participant loans of $238,113. During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value as follows:

Russell Investment Group Commingled Employee Benefit Funds:	
Equity I Fund	($ 28,013,654)
Global Balanced Fund	(14,838,858)
International Fund	(8,747,642)
Fixed Income I Fund	(1,423,583)
Small Cap Fund	(4,574,132)
Growth Fund	(4,597,723)
Russell 1000 Index Fund	(3,934,421)
Value Fund	(3,443,894)
2010 Strategy	(5,912)
2015 Strategy	(44,457)
2020 Strategy	(56,088)
2025 Strategy	(59,330)
2030 Strategy	1,307
2035 Strategy	(7,147)
2040 Strategy	858
2045 Strategy	453
2050 Strategy	(1,022)
Retirement Fund	138
Daimler AG Stock Fund	(2,598,087)
Total	($ 72,343,194)

Note 5 - Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants would become 100% vested in their accounts.

Note 6 - Related party transactions:

The Plan's investments are in securities and shares of commingled employee benefit funds managed by Russell Investment Group, the Trustee, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

As of December 31, 2008 and 2007, the Plan held 58,233 and 42,646 shares of Daimler AG Stock Fund with fair values of $2,229,159 and $4,140,793, respectively. This investment represented less than 10% of Plan assets at December 31, 2008 and 2007.

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN

E.I. #22-2375138
PLAN #002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Identity of Issue, Borrowers, Lessor or Similar Party	Number of Units	Current Value
Russell Investment Group Commingled Employee Benefit Funds*:		
Money Market Fund	39,175,971	$ 39,175,971
Equity I Fund	4,951,603	37,434,121
Global Balanced Fund	3,062,539	30,686,641
Fixed Income I Fund	1,259,411	19,470,496
International Fund	1,174,642	9,913,978
Russell 1000 Index Fund	201,419	7,095,995
Small Cap Fund	511,209	6,206,075
Growth Fund	1,043,047	6,070,358
Value Fund	441,668	4,990,846
2010 Strategy	10,275	87,541
2015 Strategy	65,043	492,377
2020 Strategy	63,851	486,548
2025 Strategy	52,505	348,636
2030 Strategy	15,707	102,564
2035 Strategy	16,398	101,175
2040 Strategy	13,585	88,844
2045 Strategy	15,499	95,320
2050 Strategy	8,072	53,036
Retirement Fund	760	6,159
Daimler AG Stock Fund*	58,233	2,229,159
Participants' loans - 383 loans outstanding; maturing through 2023 at rates ranging from 4.25% to 10.5%		3,548,125
Total investments		$168,683,965

* Party-in-interest as defined by ERISA.

See Report of Independent Registered Public Accounting Firm.

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN
INDEX TO EXHIBITS REQUIRED BY ITEM 601, REGULATION S-K

Exhibit No.	Description	Page of Sequentially Numbered Pages
23.1	Consent of Independent Registered Public Accounting Firm	19
32.1	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	20

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-86936 and 333-134198 of Daimler AG on Form(s) S-8 of our report dated June 24, 2009, appearing in this Annual Report on Form 11-K of Mercedes-Benz USA, LLC Employee Retirement Savings Plan as of and for the year ended December 31, 2008.

WithumSmith+Brown, PC

June 24, 2009

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan (the Plan) on Form 11-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on June 22, 2009 (the Report), I, Frank Berenz of Mercedes-Benz USA, LLC, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge:

1) the Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/ Frank Berenz

June 24, 2009

Frank Berenz, Secretary and
Member of the Mercedes-Benz USA,
LLC Employee Retirement Savings
Plan Committee